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                                                              EXHIBIT 99.13




                                 March 4, 1996




Mr. Irwin Wayne Uran
121 Saratoga Avenue, Apt. #4212
Santa Clara, California 95051

Dear Mr. Uran:

                 The Board of Directors of Guardsman Products, Inc. ("Guardsman") has been in discussion with Lilly Industries, Inc. ("Lilly") concerning the acquisition of Guardsman by Lilly. I am very pleased to inform you that Lilly is prepared to make a firm offer to purchase all of the outstanding stock of Guardsman at a price of $23.00 per share (the "Transaction"). The Transaction will be accomplished by a cash tender offer, to be followed by a merger at the same price, and is detailed in a definitive agreement intended to be entered into with Guardsman later today.

                 As I am sure you can appreciate, Lilly and Guardsman have spent considerable amounts of time and money in pursuing this Transaction and we both believe it provides an extremely attractive opportunity for all Guardsman stockholders. However, in situations like this where one or a few holders own a significant percentage of a company's stock, it is appropriate to confirm the support of those holders before a transaction is officially agreed to and announced. In fact, we recognize you as an extremely important stockholder of Guardsman, and we will not proceed with the Transaction unless we have your support.

                 If you do support the Transaction which Guardsman's Board of Directors has negotiated on behalf of all stockholders, we would ask that, as an inducement to us to enter into a definitive agreement providing for the Transaction, you evidence such support by committing to the following:

1. To validly tender into the tender offer, and not withdraw, all shares of Guardsman stock that you beneficially own, which you represent to be approximately 3,420,700 shares all of which are owned free and clear of all liens.

2. If requested by us, to vote all of your shares of Guardsman stock in favor of the described Transaction, and against any action or arrangement which would interfere with the successful completion of the Transaction.

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3.       To not sell, transfer or grant voting rights with respect to, or agree to sell, transfer or grant voting rights with respect to, any of your shares of Guardsman stock other than as part of the Transaction, and likewise to not purchase any additional shares of Guardsman while the Transaction is pending.

4. To not solicit or encourage the making of any other proposal intended to lead to the acquisition of your shares of Guardsman stock or any other extraordinary transaction involving Guardsman.

                 In consideration for your entering into this agreement, which you represent you are free to do without violating any commitments to any other party, we agree to indemnify you and hold you harmless from and against any and all claims by third parties or Lilly (and its affiliates), judgments, fines, penalties, liabilities, fees and expenses (including, without limitation, reasonable attorneys' fees) that may be asserted against you or incurred by you in connection with your entering into this letter agreement or your compliance with the terms hereof, provided that such indemnity would not protect you against (i) any violations of law (other than violations alleged to have occurred as a result of your compliance with the terms and conditions of this letter) or (ii) any breach by you of your commitments in this letter.

                 To evidence your agreement with the foregoing, and to allow us to proceed with the contemplated transaction in reliance on such undertakings, please sign this letter in the place indicated below and sign the proxy attached to this letter, which proxy is coupled with an interest. Once signed, this letter will become our binding agreement unless both of us elect to modify or terminate it in writing. Your commitments will remain in effect until the described Transaction is successfully completed or the definitive agreement which we will sign with Guardsman is terminated (either by us or Guardsman) in accordance with its terms. Unless otherwise agreed by both of us in writing, our undertaking to indemnify and hold you harmless as set forth in the immediately preceding paragraph shall survive any termination of this agreement, the definitive agreement or the tender offer for a period of three years, although the indemnity will continue to cover any claims that may arise during that three-year period. This agreement will become void and of no effect if the referenced definitive agreement is not entered into before March 9, 1996. We thank you for your support.

                                        LILLY INDUSTRIES, INC.


                                        By  /s/ Roman J. Klusas
                                          ---------------------------
                                           Its Vice President and CFO
                                               ----------------------
AGREED AND ACCEPTED AS OF THE
4TH DAY OF MARCH, 1996


/s/ Irwin Wayne Uran
---------------------
Irwin Wayne Uran

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GUARDSMAN PRODUCTS, INC.                         PROXY


                 The undersigned hereby appoints Lilly Industries, Inc., an Indiana corporation ("Lilly"), as Proxy, with full power of substitution, and hereby authorizes Lilly to represent and to vote as designated below, all of the shares of Common Stock of Guardsman Products, Inc. ("Guardsman") which the undersigned is entitled to vote at any meeting of stockholders, however called, or with respect to any action proposed to be taken by written consent of the stockholders of Guardsman.

1. Proposal to approve the merger of LP Acquisition Corporation ("Purchaser") with and into Guardsman according to the terms set forth in the Agreement and Plan of Merger among Guardsman, Purchaser and Lilly (the "Merger Agreement").
         /X /  FOR                               /  /  AGAINST

2. Proposals to take any action or make any agreement or arrangement that would result in a breach of the Merger Agreement by Guardsman.
         /  /  FOR                               /X /  AGAINST


3. Proposals to take any action or make any agreement or arrangement that would interfere with or delay the Offer or the Merger (as those terms are defined in the Merger Agreement).
         /  /  FOR                               /X /  AGAINST


                 This Proxy has been executed concurrently with a letter agreement from the undersigned to Lilly dated as of March 4, 1996 (the "Letter Agreement"). This Proxy is irrevocable and terminates only upon completion of the earlier to occur of (i) the revocation of the letter agreement in accordance with its terms, (ii) the merger of Guardsman and Purchaser pursuant to the Merger Agreement, (iii) the termination of the Merger Agreement in accordance with its terms, or (iv) the termination of the Letter Agreement by Lilly.





                                            Dated: March 4, 1996




                                            Signature: /s/ Irwin Wayne Uran
                                                      ----------------------
                                                           Irwin W. Uran